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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                DATA RACE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   237842109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      John M. Liviakis, 2420 "K" St., #220
                      Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  237842109                                                PAGE 2 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liviakis Financial Communications, Inc.  68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,776,887
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              --
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,776,887
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,776,887
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
      CO
--------------------------------------------------------------------------------

CUSIP No.  237842109                                                PAGE 3 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          71,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,776,887
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            71,400
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,776,887
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,848,287
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

CUSIP No.  237842109                                                PAGE 4 OF 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Renee A. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                              --
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,776,887
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                --
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,776,887
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,776,887
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this Amended Statement relates is common stock, no par value (the "Common Stock"), issued by Data Race, Inc., a Texas corporation (the "Corporation"). The principal offices of the Corporation are located at 12400 Network Boulevard, San Antonio, Texas 78249.

2.      IDENTIFY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML") and Renee A. Liviakis ("RAL").

        LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        Prior to his resignation on March 15, 1999, Robert B. Prag ("RBP") was an executive officer and director of LFC. As such, RBP had filed jointly with LFC, JML and RAL a statement on Schedule 13D with respect to the Corporation's Common Stock. With his resignation, RBP disaffirms any joint actions with LFC, JML and RAL with respect to the Corporation or its Common Stock, and LFC, JML and RAL disaffirm any joint actions with RBP with respect to the Corporation or its Common Stock. Any group status that may have existed with respect to LFC, JML and RAL, on the one hand, and RBP, on the other, in regard to the Corporation's Common Stock terminated upon the resignation of RBP as an executive officer and director of LFC. All further filings by RBP with respect to transactions in the Corporation's Common Stock will be filed, if required, by RBP in his individual capacity.

        During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amendment No. 4 to Schedule 13D is being filed to report (i) 2,276,331 shares of Common Stock held by LFC on March 31, 1999, (ii) 500,556 shares of Common Stock which LFC has the right to acquire within sixty days of March 31, 1999 through the exercise of stock purchase warrants, and (iii) 71,400 shares of Common Stock held by JML on March 31, 1999.

        1,406,475 shares of Common Stock were issued to LFC by the Corporation pursuant to a Consulting Agreement dated effective as of July 13, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Consulting Agreement is filed as Exhibit "A" to the Schedule 13D. 200,000 shares of Common Stock were delivered by the Corporation to LFC on February 24, 1999 pursuant to an Amendment No. 1 to Consulting Agreement dated as of November 19, 1998 ("Amendment No. 1") but which was executed and delivered contemporaneously with the delivery of the shares. Amendment No. 1 extends the term of the Consulting Agreement through January 1, 2000. A copy of Amendment No. 1 is filed with this Amended Schedule 13D as Exhibit "E" hereto.

        On December 9, 1998, the Corporation delivered to LFC 11,667 shares of Common Stock and stock purchase warrants expiring December 9, 1999 (the "1999 Warrants") entitling LFC to purchase up to 11,667 shares of Common Stock at an exercise price of $2.25 per share. The securities were delivered to LFC as finders fee compensation in connection with a financing consummated by the Issuer.

        From August 28, 1998 through September 1, 1998, LFC purchased 40,000 shares of Common Stock in the open market at an aggregate cost of $57,458. On December 30 and 31, 1998, LFC purchased an aggregate of 36,200 shares of Common Stock in the open market at an aggregate cost of $113,294.55. On January 4 and 5, 1999, LFC purchased an aggregate of 91,000 shares of Common Stock in the open market at an aggregate cost of $317,096.95. On March 10, 1999, LFC purchased 2,100 shares of Common Stock in th open market at an aggregate cost of $7,718.70. The source of funds for those purchases was LFC's working capital.

        On November 15, 1998, LFC entered into a Subscription Agreement (the "Subscription Agreement") with the Corporation under which LFC agreed to purchase a minimum of 488,889 units ("Units"), each consisting of one share of Common Stock and a warrant (a "Unit Warrant") expiring two years after issuance to purchase a share of Common Stock at an exercise price of $2.25 per share, at a price of $2.25 per Unit. On or about November 18, 1998, LFC purchased 488,889 Units from the Corporation. A copy of the Subscription Agreement is filed as Exhibit "D" to this Schedule 13D, as amended.

        On August 28, 1998, JML purchased 61,400 shares of Common Stock in the open market at an aggregate cost of $100,357. On March 10, 1999, JML purchased 10,000 shares of Common Stock in the open market at an aggregate cost of $36,554.00. The source of funds for those purchases was JML's personal funds.

4.      PURPOSE OF TRANSACTION.

        An aggregate of 1,618,142 shares of Common Stock and 11,667 1999 Warrants were issued to LFC for services rendered and to be rendered. 1,606,475 of those shares of Common Stock were issued pursuant to the Consulting Agreement, as amended, in consideration for consulting services performed and to be performed by LFC for the Corporation. An aggregate of 658,189 shares of Common Stock and 488,889 Unit Warrants were purchased by LFC for investment purposes. An aggregate of 71,400 shares of Common Stock were purchased by JML for investment purposes.

        LFC and JML have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. LFC, JML and RAL may acquire additional shares of Common Stock and other securities issued by the Corporation for investment purposes from time to time, although they do not have any present plans to do so.

        LFC, JML and RAL have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 2,276,331 shares of Common Stock owned by LFC and would expect to have the sole power to direct the vote or disposition of any of the 500,556 shares of Common Stock it might acquire through the exercise of the Unit Warrants and 1999 Warrants. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML and RAL.

        JML has the sole power to direct the vote or disposition of the 71,400 shares of Common Stock owned by JML. RAL has a community property interest in such shares. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

        The 2,276,331 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 12.7% of that class of securities. The 500,556 shares of Common Stock that LFC could acquire through the exercise of the Unit Warrants and the 1999 Warrants, and as to which LFC would expect to have the sole power to direct the vote or disposition, represent approximately 2.8% of that class of securities. The aggregate of 2,776,887 shares of Common Stock that LFC owns or has the right to acquire through exercise of the Unit Warrants and 1999 Warrants represents approximately 15.5% of that class of securities. The 71,400 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.4% of that class of securities. The 2,848,287 shares of Common Stock that LFC and JML in the aggregate own or have the right to acquire through exercise of Unit Warrants and 1999 Warrants, and as to which either LFC or JML has or would expect to have the sole power to direct the vote or disposition, represent approximately 15.9% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 17,368,314 shares of Common Stock which the Corporation advised LFC was outstanding on March 25, 1999.

        During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock, other than LFC's receipt of 200,000 shares of Common Stock pursuant to Amendment No. 1, LFC's March 10, 1999 purchase of 2,100 shares on the Nasdaq National Market System for an aggregate price of $7,718,80, and JML's March 10, 1999 purchase of 10,000 shares on the Nasdaq National Market System for an aggregate price of $36,554.00.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement and Amendment No. 1 with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement, as amended, from July 13, 1998 through January 1, 2000. In the Consulting Agreement and Amendment No. 1, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. In the Consulting Agreement, as amended by Amendment No. 1, LFC agrees not to sell or transfer during the term of the Consulting Agreement, as amended, any shares of Common Stock that it received pursuant to the Consulting Agreement and Amendment No. 1. The Subscription Agreement also grants LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. In the Subscription Agreement, LFC agrees to enter into an agreement under which it will be prohibited from selling prior to January 1, 2000 any shares of Common Stock acquired pursuant to the Consulting Agreement, the Subscription Agreement or the Unit Warrants.

        Except for the Consulting Agreement, Amendment No. 1 and Subscription Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective July 13, 1998, by and between the Corporation and LFC.

        Exhibit B - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

        Exhibit C - Agreement among LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

        Exhibit D - Subscription Agreement between LFC and the Corporation executed November 15, 1998.

        Exhibit E - Amendment No. 1 to Consulting Agreement, dated as of November 19, 1998, by and between the Corporation and LFC.

        Exhibit F - Agreement among LFC, JML and RAL pursuant to Rule
13d-1(k)(1).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999                   Liviakis Financial Communications, Inc.

                                        By /s/ John M. Liviakis
                                           -------------------------------------
                                               John M. Liviakis, President

                                               /s/ John M. Liviakis
                                        ----------------------------------------
                                               John M. Liviakis

                                               /s/ Renee A. Liviakis
                                        ----------------------------------------
                                               Renee A. Liviakis

                                               /s/ Robert B. Prag
                                        ----------------------------------------
                                               Robert B. Prag

                                    EXHIBIT F

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Data Race, Inc., a Texas corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this ninth day of April, 1999.

                                        Liviakis Financial Communications, Inc.

                                        By /s/ John M. Liviakis
                                           -------------------------------------
                                               John M. Liviakis, President

                                               /s/ John M. Liviakis
                                        ----------------------------------------
                                               John M. Liviakis

                                               /s/ Renee A. Liviakis
                                        ----------------------------------------
                                               Renee A. Liviakis